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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                                 La-Z-Boy Inc.
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                              (Name of Issuer)

                         Common Stock, $1.00 par value
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                       (Title of Class of Securities)

                                   505336107
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                                 (CUSIP Number)

                               December 31, 2000
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [x]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 505336107                   13G                 PAGE ___  OF ___ PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        MONROE BANK & TRUST
        38-0847680
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        MICHIGAN
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    Number of
                           5       Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   11,612,423
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    11,612,423
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        11,612,423
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)

        19.3%
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 12     Type of Reporting Person (See Instructions)

        BK
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Item 1 (a).       Name of Issuer
                  La-Z-Boy Inc.

Item 1 (b).       Address of Issuer's Principal Executive Offices
                  1284 N. Telegraph Rd.
                  Monroe, Michigan 48162

Item 2 (a).       Name of Person Filing
                  Mobank and Co., nominee account for
                  Monroe Bank & Trust, Trust Department

Item 2 (b).       Address of Principal Business Office
                  102 E. Front St.
                  Monroe, Michigan 48161

Item 2 (c).       Citizenship
                  Michigan

Item 2 (d).       Title of Class of Securities
                  Common Stock, $1.00 par value

Item 2 (e).       CUSIP Number
                  505336107

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Item 3.           If this statement is filed pursuant to ss.ss.240.13d-1(b) or
                  240.13d-2(b) or (c), check whether the person filing is a:

         (a)   [  ] Broker or dealer registered under section 15 of the Act
                    (15 USC 78o).

         (b)   [X ] Bank as defined in section 3(a)(6) of the Act (15 USC 78c).

         (c)   [  ] Insurance company as defined in section 3(a)(19) of the
                    Act (15 USC 78c).

         (d)   [  ] Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 USC 80a-8).

         (e)   [  ] An investment adviser in accordance with
                    ss.240.13d-1(b)(ii)(E);

         (f)   [  ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)   [  ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h)   [  ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12USC 1813);

         (i)   [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 USC 80a-3);

         (j)   [  ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.           Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1.

                  (a) Amount beneficially owned:     11,612,423 shares
                  (b) Percent of Class:              19.3%
                  (c) Number of shares as to which the person has:
                       (i)  Sole power to vote or direct the vote
                                0 shares
                       (ii) Shared power to vote or direct the vote
                                11,612,423 shares
                      (iii) Sole power to dispose or direct the disposition of
                                0 shares
                       (iv) Shared power to dispose or direct the disposition of
                                11,612,423 shares.

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Item 5.        Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
                        Mobank and Co. has the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                        Not Applicable

Item 8.        Identification and Classification of Members of the Group
                        Not Applicable

Item 9.        Notice of Dissolution of Group
                        Not Applicable

Item 10.       Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001



/s/ James E. Morr
-----------------
James E. Morr
Partner
Mobank and Co.